Mail Stop 3561

April 21, 2010

Dennis T. Kushner, President
Real Value Estates, Inc.
3970 Casa Blanca Road
Reno, Nevada 89502

> **Re: Real Value Estates, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed April 12, 2010**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed April 15, 2010**
> **Amendment No. 1 to Annual Report on Form 10-K for the Fiscal**
> **Year Ended May 31, 2009**
> **Filed April 19, 2010**
> **File No. 000-53466**

Dear Mr. Kushner:

This is to advise you that a preliminary review of Amendment No. 1 to your Preliminary Information Statement on Schedule 14C (the "Information Statement") indicates there are several significant items for which we have questions that should be resolved before we can fully complete our review of the above-referenced filings. For this reason, we will not perform a detailed examination of the above-referenced filings or your letter dated April 19, 2010 in response to our letter dated April 1, 2010, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable issues. The following items should be addressed and resolved prior to resubmitting your filing:

- We understand that you do not believe that financial statements for Global Power and Water Industries, Inc. are required to be included in the Information Statement. Please provide your basis for that conclusion. In preparing your analysis, please refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

- We also note that you have not included your financial statements in the Information Statement, but instead appear to be including these financial statements by incorporating by reference to other filings. Please provide your basis for the conclusion that your financial statements are not required to be included in the Information Statement. In preparing your analysis, please refer to Item 1 of Schedule 14C and Note E to Schedule 14A.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeffrey Klein, Esq.
         Via Facsimile